                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              American Media, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    29354101
                                 (CUSIP Number)

                              Roy F. Coppedge, III
                        Boston Ventures Management, Inc.
                             21 Custom House Street
                           Boston, Massachusetts 02110
                                 (617) 737-3703
    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               - with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                                 March 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                             SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No.  29354101

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Macfadden Holdings, L.P.,           I.R.S. No. 222988045
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)          |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                     0
     NUMBER OF
       SHARES         --------- ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                         0
     REPORTING
      PERSON          --------- ------------------------------------------------
       WITH              9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  29354101

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Michael J. Boylan
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                               (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)             |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

     NUMBER OF                       0
       SHARES
                      --------- ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                         21,713,318
     REPORTING
                      --------- ------------------------------------------------
       PERSON            9      SOLE DISPOSITIVE POWER
        WITH
                                     867,545.7
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 867,545.7
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        [X]

            The reporting person disclaims beneficial ownership of the shares owned by Boston Ventures Limited Partnership III , Boston Ventures
            Limited Partnership IIIA, Peter J. Callahan and Maynard Rabinowitz.
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  29354101

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Peter J. Callahan
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)         |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

     NUMBER OF                       0
       SHARES
                      --------- ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                         21,713,318
     REPORTING
                      --------- ------------------------------------------------
       PERSON            9      SOLE DISPOSITIVE POWER
        WITH
                                     6,940,364.8
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 6,940,364.8
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*          [X]

            The reporting person disclaims beneficial ownership of the shares owned by Boston Ventures Limited Partnership III, Boston Ventures
            Limited Partnership IIIA, Michael J. Boylan and Maynard Rabinowitz.
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  29354101

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Maynard Rabinowitz
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
                                                              (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)           [ ]


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

     NUMBER OF                       0
       SHARES
                      --------- ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                         21,713,318
     REPORTING
                      --------- ------------------------------------------------
       PERSON            9      SOLE DISPOSITIVE POWER
        WITH
                                     867,545.7
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 867,545.7
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*          [X]

            The reporting person disclaims beneficial ownership of the shares owned by Boston Ventures Limited Partnership III, Boston Ventures
            Limited Partnership IIIA, Michael J. Boylan and Peter J. Callahan.
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  29354101

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Boston Ventures Limited Partnership III,    I.R.S. No. 043052121
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
                                                              (b) [ ]


----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)             [ ]


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

     NUMBER OF                       0
       SHARES
                      --------- ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                         21,713,318
     REPORTING
                      --------- ------------------------------------------------
       PERSON            9      SOLE DISPOSITIVE POWER
        WITH
                                    6,299,590.7
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     4,018,591.0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 10,318,181.7
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*             [X]

            The reporting person disclaims beneficial ownership of the shares owned by Michael J. Boylan, Peter J. Callahan, Maynard Rabinowitz
            and Boston Ventures Limited Partnership IIIA
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 24.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  29354101

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Boston Ventures Limited Partnership IIIA,      I.R.S. No. 043077486
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*


----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)             [ ]


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

     NUMBER OF                       0
       SHARES
                      --------- ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                         21,713,318
     REPORTING
                      --------- ------------------------------------------------
       PERSON            9      SOLE DISPOSITIVE POWER
        WITH
                                     1,660,464.1
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     1,059,216.0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 2,719,680.1
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*           [X]

            The reporting person disclaims beneficial ownership of the shares owned by Michael J. Boylan, Peter J. Callahan, Maynard Rabinowitz
            and Boston Ventures Limited Partnership III
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                (Amendment No. 8)

                  This  statement  amends  and  restates  in  its  entirety  the
Schedule 13D as originally filed with the Securities and Exchange Commission (the "SEC") on August 5, 1991 (the "Original Schedule 13D"), Amendment No. 1
thereto, as filed with the SEC on September 16, 1991 ("Amendment No. 1"), Amendment No. 2 thereto, as filed with the SEC on January 6, 1992 ("Amendment
No. 2"), Amendment No. 3 thereto, as filed with the SEC on June 23, 1992 ("Amendment No. 3"), Amendment No. 4 thereto, as filed with the SEC on July 14, 1993 ("Amendment No. 4"), Amendment No. 5 thereto, as filed with the SEC on May 9, 1994 ("Amendment No. 5"), Amendment No. 6 thereto, as filed with the SEC on July 18, 1994 ("Amendment No. 6"), and Amendment No. 7 thereto, as filed with the SEC on February 9, 1995 ("Amendment No. 7"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to herein as the "Schedule 13D"; each (except as noted below) was filed on behalf of GP Group Acquisition Limited Partnership ("Acquisition Partnership"), Macfadden Holdings, L.P., Boston Ventures Limited Partnership III and Boston Ventures Limited Partnership IIIA pursuant to Rules 13d-1 and 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Acquisition Partnership, a limited partnership whose general partners consisted of the other reporting entities named above, was terminated on June 30, 1993 as reported by Amendment No. 4, and thus no longer joins the
Schedule 13D as a reporting entity.

Item 1.  Security and the Issuer.

                  This Statement relates to the Class A Common Stock, $.01 par value (the "Class A Common Stock") of American Media, Inc. (formerly known as Enquirer/Star Group, Inc. and referred to herein as the "Issuer"). The principal executive offices of the Issuer are located at 600 East Coast Avenue, Lantana, FL 33462.

Item 2.  Identity and Background.

                  This Statement is being filed by Michael J. Boylan ("Boylan"), Peter J. Callahan ("Callahan"), Maynard Rabinowitz ("Rabinowitz"), Macfadden Holdings, L.P. ("Macfadden"), a Delaware limited partnersip, Boston Ventures Limited Partnership III ("B.V. III"), a Massachusetts limited partnership, and Boston Ventures Limited Partnership IIIA, a Massachusetts limited partnership ("B.V. IIIA") (together, B.V. III and B.V. IIIA are referred to herein as "Boston Ventures"). Boylan, Callahan, Rabinowitz, Macfadden and Boston Ventures are sometimes collectively referred to herein as the "Reporting Entities." The principal office of Macfadden is 223 Park Avenue, New York, NY 10003. The principal offices of each of B.V. III and B.V. IIIA are located at 21 Custom House Street, Boston, MA 02110.

                  The following list contains certain information regarding Boylan, Callahan, Rabinowitz and Macfadden, each partner who is a general partner of B.V. III and B.V. IIIA and each person controlling such general partner. None of the Reporting Entities, any general partners referenced above, or any of the persons listed below have, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party, during the last 5 years, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Each of Boylan, Callahan and Rabinowitz is a United States citizen.



Name and Business
or Residence Address            State of Organization       Principal Business
--------------------            ---------------------       ------------------

Macfadden Holdings, L.P.                Delaware            Former holder of equity interest in the
223 Park Avenue                                             Issuer and other entities
New York, NY 10003

Michael J. Boylan                         N/A               Vice Chairman, Publishing Operations and
476 Navesink River Road                                     Director of the Issuer
Red Bank, NJ 07701

Peter J. Callahan                         N/A               Chairman, President, Chief Executive Officer
c/o American Media, Inc.                                    and Director of the Issuer
600 East Coast Avenue
Lantana, FL 33461

Maynard Rabinowitz                        N/A               Vice Chairman, Finance, Administration and
c/o American Media, Inc.                                    Legal Affairs, Secretary and Director of the
600 East Coast Avenue                                       Issuer
Lantana, FL 33461




Name and Business
or Residence Address                                State of Organization   Principal Business
--------------------                                ---------------------   ------------------

Boston Ventures Limited Partnership III               Massachusetts          Holder of equity interests in the Issuer;
21 Custom House Street                                                       investor in other communications businesses
Boston, MA  02110

Boston Ventures Limited Partnership IIIA              Massachusetts          Holder of equity interests in the Issuer;
21 Custom House Street                                                       investor in other communications businesses
Boston, MA  02110

Boston Ventures Company                               Massachusetts          General Partner of B.V. III and B.V. IIIA
 Limited Partnership III
21 Custom House Street
Boston, MA  02110

Anthony J. Bolland                                    N/A                    Special Limited Partner of Boston Ventures
c/o Boston Ventures Management, Inc.                                         Company Limited Partnership III; Vice
21 Custom House Street                                                       President and Director of the Issuer;
Boston, MA  02110                                                            Director of Boston Ventures Management, Inc.

Roy F. Coppedge, III                                  N/A                    General Partner of Boston Ventures Company
c/o Boston Ventures Management, Inc.                                         Limited Partnership III; Vice President and
21 Custom House Street                                                       Director of the Issuer; Director of Boston
Boston, MA  02110                                                            Ventures Management, Inc.

Martha H.W. Crowninshield                             N/A                    General Partner of Boston Ventures Company
c/o Boston Ventures Management, Inc.                                         Limited Partnership III; Director of Boston
21 Custom House Street                                                       Ventures Management, Inc.
Boston, MA  02110

William F. Thompson                                   N/A                    General Partner of Boston Ventures Company
c/o Boston Ventures Management, Inc.                                         Limited Partnership III; Director of Boston
21 Custom House Street                                                       Ventures Management, Inc.
Boston, MA  02110


Richard C. Wallace                                    N/A                    General Partner of Boston Ventures Company
c/o Boston Ventures Management, Inc.                                         Limited Partnership III; Director of Boston
21 Custom House Street                                                       Ventures Management, Inc.
Boston, MA  02110

James M. Wilson                                       N/A                    Special Limited Partner of Boston Ventures
c/o Boston Ventures Management, Inc.                                         Company Limited Partnership III; Director of
21 Custom House Street                                                       Boston Ventures Management, Inc.
Boston, MA  02110

Item 3.  Source and Amount of Funds or Other Compensation.

                  As disclosed in the Original 13D, on July 9, 1991, pursuant to the recapitalization of the Issuer's capital stock in which certain shares of the Issuer's existing common stock became shares of Class C Common Stock, $.01 par value, of the Issuer (the "Class C Common Stock" and, together with the Class A Common Stock the "Common Stock"), the Issuer issued 23,238,829.8 shares of Class C Common Stock to Acquisition Partnership. On July 26, 1991, certain members of the Issuer's management, in liquidation of their partnership interest in Acquisition Partnership, received 1,756,151 shares of Class A Common Stock from Acquisition Partnership. Furthermore, on July 26, 1991, Boston Ventures exchanged $14,225,000 par value of 15% senior subordinated discount notes due 1999 issued by the Issuer (the "Subordinated Notes") for 1,033,006 shares of Class A Common Stock. As disclosed in Amendment No. 1, as of August 1, 1991, Macfadden purchased a total of 361,552.1 shares from Boston Ventures at a price of $14 per share in exchange for a note, due July 31, 1992, bearing interest at the rate of 13.1429%.

                  The Class C Common Stock is convertible into Class A Common Stock on a share-for-share basis at any time at the option of the holder. The Class C Common Stock also will automatically convert into Class A Common Stock upon any transfer to a non-affiliate (as defined in the Restated Certificate of Incorporation, as amended, of the Issuer) of Acquisition Partnership.

                  As disclosed in Amendment No. 3, in connection with the public offering by the Issuer of 4,860,000 warrants (the "Public Warrants") to purchase the same number of shares of Class A Common Stock and the public offering of $135,000,000 Zero Coupon Senior Subordinated Notes due 1997 (collectively, the "Unit Offering"), the Issuer acquired warrants from Acquisition Partnership (the "Partnership Warrants") which provide for the purchase of the same number of shares of Class A Common Stock as are purchasable under the Public Warrants. The Company acquired the Partnership Warrants for approximately $12,879,000 (or $2.65 per Partnership Warrant). The Warrant Purchase Agreement, dated as of May 1, 1992, between Acquisition Partnership and the Issuer (the "Warrant Agreement") contained the terms and conditions under which the Partnership Warrants were issued. These terms are substantially identical to the those of the Public Warrants. The Partnership Warrants expire on May 25, 1997. The Issuer intends, subject to certain timing considerations, to exercise the Partnership Warrants to the extent of any exercise of the Public Warrants.

                  By the terms of its Agreement of Limited Partnership, Acquisition Partnership was terminated on June 30, 1993 and its shares were distributed to its partners. Upon the dissolution of Acquisition Partnership all obligations under the Warrant Agreement were assumed by its partners, including Macfadden and Boston Ventures. As disclosed in Amendment No. 4, Acquisition Partnership's partners received the following numbers of shares of Class C Common Stock:

    Macfadden                                            8,852,301.2 shares
    B.V. III                                             9,786,805.7 shares
    B.V. IIIA                                            2,579,602.1 shares

                  The number of shares distributed was based on an allocation formula utilizing the average closing price of the Class A Common Stock for the date of termination of Acquisition Partnership and the prior four business days. Such average price was $16.225 per share.

                  Of the shares listed above, Macfadden has placed 2,130,284 shares into escrow, B.V. III has placed 2,112,824 shares into escrow and B.V. IIIA has placed 556,896 shares into escrow to satisfy the obligations of Acquisition Partnership to sell shares of Class A Common Stock to the Issuer pursuant to the Partnership Warrants.

                  As disclosed in Amendment No. 7, on December 31, 1994, three limited partners of Macfadden withdrew from the partnership and received a liquidating distribution from Macfadden of 538,397 shares of Common Stock. Since shares of Class C Common Stock automatically convert to shares of Class A Common Stock upon any transfer to a non-affiliate of Acquisition Partnership, 516,704 shares of Class C Common Stock held by Macfadden were converted into an equal number of shares of Class A Common Stock and Macfadden provided an additional 21,693 shares of Class A Common Stock to make the distribution

                  On January 3, 1995, the Issuer paid a special dividend of $7.00 per share to its shareholders of record, which event resulted in, on a pro rata basis, an additional 4,329,604 shares of Common Stock of the Issuer being purchaseable from Boston Ventures and Macfadden under the Partnership Warrants. Accordingly, Boston Ventures and Macfadden placed an additional 4,329,604 shares of Common Stock in escrow.

                  On March 20, 1997, Macfadden effected a current distribution of all its shares of Common Stock consisting of 339,859 shares of Class A Common Stock and 8,335,597.2 shares of Class C Common Stock to its general partners, Boylan, Callahan and Rabinowitz. In connection therewith, Boylan, Callahan and Rabinowitz agreed to guarantee the obligations of Macfadden under the Partnership Warrants should Macfadden default on any such obligations, and they placed their shares of Common Stock in escrow to satisfy their obligations under such guarantee. The following chart shows the amount of the distribution to each general partner:

                         Class C Common Stock      Class A Common Stock

Michael J. Boylan             833,559.7                  33,986.0
Peter J. Callahan           6,668,477.8                 271,887.0
Maynard Rabinowitz            833,559.7                  33,986.0

Item 4.  Purpose of Transaction.

                  The shares of Class A Common Stock and Class C Common Stock beneficially owned by the Reporting Entities on the date hereof were acquired for investment as part of the general investment purpose of Boston Ventures and Macfadden to hold equity and other interests in the Issuer.

                  Boston Ventures, Boylan, Callahan and Rabinowitz may from time to time acquire additional shares of Class A Common Stock and Class C Common Stock through open market or privately negotiated transactions depending on existing market conditions and other considerations. Each of Boston Ventures, Boylan, Callahan and Rabinowitz intends to review its or his investment in the Issuer on a continuing basis and, depending upon the price and availability of the Class A Common Stock or Class C Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available, general stock market conditions and other factors considered relevant, may decide at any time to increase or to decrease the size of its or his investment in the Issuer.

                  Except as described herein, neither the Reporting Entities nor, to the best of their knowledge, any person listed in Item 2 has any present plans or intentions which would result in or relate to any transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) Pursuant to Rule 13d-3(d) of the Securities Exchange Act, the Reporting Entities are deemed to own beneficially the shares of Class A Common Stock issuable upon conversion of the Class C Common Stock. Assuming full conversion of the Class C Common Stock owned thereby and assuming the exercise of none of the Partnership Warrants, the following table sets forth, as of the close of business on March 20, 1997, the beneficial ownership of each Reporting Entity, each general partner of such Reporting Entities, and each person controlling such partners. 21,070,756 shares of Class A Common Stock were outstanding on March 20, 1997.


                                           Amount of Beneficial        Percent of Class A
                                                Ownership                 Common Stock          Percent of Voting
                                                   (1)                        (2)                   Power (2)
                                           --------------------        -------------------      -----------------

Macfadden Holdings, L.P.                                0                       0                      0
Michael J. Boylan                                 867,545.7                   2.1                    2.1
Peter J. Callahan                               6,940,364.8                  16.6                   16.6
Maynard Rabinowitz                                867,545.7                   2.1                    2.1
Boston Ventures Limited Partnership III        10,318,181.7                  24.7                   24.7
Boston Ventures Limited Partnership IIIA        2,719,680.1                   6.5                    6.5
Boston Ventures Company Limited Partnership    13,037,861.8                  31.2                   31.2
III
Anthony J. Bolland                             13,037,861.8                  31.2                   31.2
Roy F. Coppedge, III                           13,037,861.8                  31.2                   31.2


                                           Amount of Beneficial        Percent of Class A
                                                Ownership                 Common Stock          Percent of Voting
                                                   (1)                        (2)                   Power (2)
                                           --------------------        -------------------      -----------------



Martha H.W. Crowninshield                      13,037,861.8                31.2                         31.2
William F. Thompson                            13,037,861.8                31.2                         31.2
Richard C. Wallace                             13,037,861.8                31.2                         31.2
James M. Wilson                                13,037,861.8                31.2                         31.2
-----------------------------

(1) Except for 671,454 shares of Class A Common Stock beneficially owned by Boston Ventures, Boston Ventures Company Limited Partnership III, Messrs. Bolland, Coppedge, Thompson, Wallace and Wilson and Ms. Crowninshield, of which 531,376 are held by B.V. III and 140,078 are held by B.V. IIIA, and except for 33,986, 271,887 and 33,986 shares of Class A Common Stock beneficially owned by Boylan, Callahan and Rabinowitz, respectively, all shares reflected are shares of Class C Common Stock.

         Boston Ventures Company Limited Partnership III, as the sole general partner of each of B.V. III and B.V. IIIA, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such limited partnerships and to have shared voting and investment power with respect to such shares.

         As previously disclosed in Amendment No. 4, Macfadden and Boston Ventures have entered into a Stockholders, Registration Rights and Voting Agreement, dated as of April 8, 1993 (the "Stockholders Agreement"), which became effective on the termination of Acquisition Partnership. Pursuant to the Stockholders Agreement, Macfadden and Boston Ventures are obligated to vote for certain persons as directors of the Issuer and jointly on certain other matters affecting the Issuer including mergers and consolidations, sales of substantially all assets, authorization of additional shares of existing classes of stock, liquidation or dissolution or changes to the Certificate of Incorporation or by-laws which would have an adverse effect on any of the parties. Upon the distribution of the shares of Class A Common Stock and Class C Common Stock by Macfadden to Boylan, Callahan and Rabinowitz on March 20, 1997, Boylan, Callahan and Rabinowitz have assumed such obligations of Macfadden. As a result of the Stockholders Agreement, Boylan, Callahan, Rabinowitz and Boston Ventures may be deemed to have shared voting power with respect to the shares of Class C Common Stock and Class A Common Stock of the Issuer held by them. If so deemed, the number of shares of Common Stock beneficially owned by the persons specified above would be 21,713,318 and the percentage of voting power specified above for all persons listed would be 52.0%.

(2) The stated percentages reflect combined power of all classes of common stock to vote for directors. Class A Common Stock has one vote per share on all matters. Class C Common Stock has three votes per share on all matters. The percentages of voting power indicated reflect the power of Class A Common Stock into which the Class C Common Stock is convertible. If the Class C Common Stock were not converted, the percentages of voting power of the Issuer's outstanding Common Stock in respect of such stock would be approximately 3.0%, 24.4% and 3.0% for Boylan, Callahan and Rabinowitz, respectively, 35.9% for B.V. III, 9.5% for B.V. IIIA, and 47.0% for Boston Ventures Company Limited Partnership III, Messrs. Bolland, Coppedge, Thompson, Wallace and Wilson and Ms. Crowninshield. If Boylan, Callahan, Rabinowitz and Boston Ventures are deemed to have shared voting power as a result of the Stockholders Agreement, the percentage of voting power of all persons listed would be 75.8%.

                  None of the Reporting Entities nor, to any of their knowledge, any person listed in Item 2, beneficially owns or has the right to acquire or dispose of, directly or indirectly, any Common Stock except pursuant to the conversion of Class C Common Stock to Class A Common Stock as described herein and except as discussed above in Item 3 herein.

                  (b) See footnotes 1 and 2 to Item 5(a) above. Each of Messrs. Bolland, Coppedge, Thompson, Wallace and Wilson and Ms. Crowninshield, in his or her respective capacity as general or special limited partner of Boston Ventures Company Limited Partnership III, is deemed to be the beneficial owner of the shares of Class C Common Stock beneficially owned by Boston Ventures Company Limited Partnership III and to have shared voting and investment power with respect to such shares.

                  (c) Except for the current distribution of shares of Common Stock from Macfadden to Boylan, Callahan and Rabinowitz on March 20, 1997, none of the Reporting Entities nor, to the best of their knowledge, any person listed in this Item 5, has affected any transactions in the Class A Common Stock during the preceding
60 days.

                  (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

                  (e) On March 20, 1997, Macfadden ceased to be the record owner of more than five percent of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Reference is made to Item 5 for a description of the voting agreements contained in the Stockholders Agreement. The Stockholders Agreement also grants certain registration rights to the former partners of Acquisition Partnership with respect to the shares of Common Stock held by them. Macfadden's rights thereunder were assigned to Boylan, Callahan and Rabinowitz on March 20, 1997.

                  Other than the agreements referred to in this Item 6 or in above Items 3 or 5 herein, there are no contracts, agreements or arrangements with respect to the securities of the Issuer which require disclosure pursuant to the instructions for this Item 6.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1. Warrant Purchase Agreement between Acquisition Partnership and the Issuer, dated as of May 1, 1992 (incorporated by reference to Exhibit No. 1 to Amendment No. 3, filed with the Securities and Exchange Commission on June 23, 1992).

                  Exhibit 2. Stockholders' Registration Rights and Voting Agreement by and among the Issuer, Macfadden, Boston Ventures, The Scottish Investment Trust PLC and CBC Capital Partners Inc., dated as of April 8, 1993 (Incorporated by reference to Exhibit No. 1 to Amendment No. 4, filed with the Securities and Exchange Commission on July 14, 1993).

                  Exhibit 3. Joint Filing Agreement, by and among Boylan, Callahan, Rabinowitz, Macfadden and Boston Ventures, dated
                                       April 15, 1997.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Dated: April 15, 1997


                            MACFADDEN HOLDINGS, L.P.


                            By:/s/ Maynard Rabinowitz
                                   Maynard Rabinowitz
                                   General Partner


                            BOSTON VENTURES LIMITED
                            PARTNERSHIP III
                            By: Boston Ventures Company Limited Partnership
                              III, Its General Partner


                            By:/s/ Roy F. Coppedge, III
                                   Roy F. Coppedge, III
                                   General Partner of Boston Ventures
                                   Company Limited Partnership III


                            BOSTON VENTURES LIMITED
                            PARTNERSHIP IIIA
                            By: Boston Ventures Company Limited
                                Partnership III, Its General Partner


                            By:/s/ Roy F. Coppedge, III
                                   Roy F. Coppedge, III
                                   General Partner of Boston Ventures
                                   Company Limited Partnership III


                            /s/ Peter J. Callahan
                                Peter J. Callahan


                            /s/ Michael J. Boylan
                                Michael J. Boylan


                            /s/ Maynard Rabinowitz
                                Maynard Rabinowitz